EXHIBIT 99.1

Sono Motors Extends the Community Campaign Until 28 February 2023

  More Than €47 Million Committed From Over 8,600 Community Members And Additional Sources Since Early December
  More Than 5,000 Visitors Have Visited Sono Motors on the Company’s Europe-Wide Tour; 12 Additional Sion Tour Stops Added in Response to Demand

MUNICH, Germany, Jan. 26, 2023 (GLOBE NEWSWIRE) -- The Munich-based solar mobility solutions provider Sono Group N.V. (NASDAQ: SEV) (“Sono Motors” or the “Company”) today announced an extension of its special community campaign (“#savesion”). More than €47 million has been committed in the #savesion campaign from over 8,600 community members and other sources since early December.

The ongoing campaign underscores the uniqueness of Sono Motors as a true community brand. Before the start of the campaign, Sono Motors had already received in total approximately 21,000 private reservations with advance payments. During the campaign, Sono Motors received over 1,500 new private reservations with deposit commitments. The campaign began on 8 December 2022 and will now be extended by approximately one month to 28 February 2023. In response to demand, Sono Motors also announced 12 additional stops for the Sion tour, which already enabled approximately 5,000 people in 13 different European cities to get a first-hand experience of the Sion – Sono Motors’ affordable solar electric vehicle. The goal of the campaign is to raise approximately €105 million. If the goal is not achieved, Sono Motors currently intends to halt the development of the Sion and will instead focus on its solar technology business, which is significantly less capital intensive.

In addition, Sono Motors recently secured €1.46 million in funding from the European Climate, Infrastructure and Environment Executive Agency (CINEA) to advance the development of the Company’s proprietary solar technology, further evidencing the Company’s in-depth technological expertise and knowledge.

While the campaign has progressed, the Company has been also making significant progress on its testing and series-validation program for the Sion, remaining on track technologically to start pre-series production in the summer of 2023.

NOTES

The above mentioned CINEA funds will be strictly used only for SEAMLESS-PV project activities as agreed with the project partners and the European Commission and won't be used in any other activities.

Reservations can only be made by persons located in 27 European jurisdictions. We do not accept reservations from persons located in any other country. We also do not accept reservations from U.S. persons. This document is for information purposes only.

ABOUT SONO MOTORS
Sono Motors (NASDAQ: SEV) is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including buses, trucks, trailers, and more — to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

The Company’s trailblazing vehicle, the Sion, has the potential to become the world’s first affordable solar electric vehicle (SEV) for the masses. Empowered by a strong global community, Sono Motors has approx. 21,000 reservations with advance deposits for the Sion as of 30 November 2022.

PRESS CONTACT
Christian Scheckenbach | press@sonomotors.com   | www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.